                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                           REAL SILK INVESTMENTS, INC.
                           ---------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    756027108
                                 --------------
                                 (CUSIP NUMBER)


                                  MAY 31, 1999
                                  ------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------

CUSIP NO.     756027108
              ---------
------------------------------------------------------------------------------

1)      Names of Reporting Persons              I.R.S. No.  31-0738296
        S.S. or I.R.S. Identification Nos. of       BANK ONE CORPORATION
        Above Persons
------------------------------------------------------------------------------

2)      Check the Appropriate Box if a
        Member of a Group                       (a) ________
        (See Instructions)                      (b) ________
------------------------------------------------------------------------------

3)      SEC Use only
------------------------------------------------------------------------------

4)      Citizenship or Place of
        Organization                             ILLINOIS
------------------------------------------------------------------------------

Number of Shares              (5)  Sole Voting Power                     0
                                                                    ------
Beneficially                  (6)  Shared Voting Power                   0
                                                                    ------
Owned by                      (7)  Sole Dispositive Power                0
                                                                    ------
Each Reporting                (8)  Shared Dispositive Power              0
                                                                    ------
Person with
------------------------------------------------------------------------------

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                                   0
                                                                    ------
------------------------------------------------------------------------------

10)     Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)
------------------------------------------------------------------------------

11)     Percent of Class Represented
        by Amount in Row 9                                            0.00%
                                                                    ------
------------------------------------------------------------------------------

12)     Type of Reporting Person
        (See Instructions)                                             HC
                                                                    ------

----------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 9

Item 1(a)      Name of Issuer:                         Real Silk Investment Inc.

Item 1(b)      Address of Issuer's principal executive
                offices:                               445 North Pennsylvania
                                                       Suite 500
                                                       Indianapolis, IN 46204

Item 2(a)      Name of person filing:          BANK ONE CORPORATION

Item 2(b)      Address of principal business office     One First National Plaza
               or, if none residence:                   Chicago, IL 60670

Item 2(c)      Citizenship:                          Not Applicable

Item 2(d)      Title of class of securities:            Common Stock

Item 2(e)      CUSIP No.:                               756027108

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

               This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Real Silk Investment Inc.:

               (a) Amount beneficially owned:        0
               (b) Percent of class                  0
               (c) Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:        0
                   (ii)  Shared power to vote or to direct the vote:      0
                   (iii) Sole power to dispose or to direct the
                         disposition of:                                  0
                   (iv)  Shared power to dispose or to direct the
                         disposition of:                                  0

Item 5. Ownership of 5 percent or less of a Class.                    N/A

Item 6. Ownership of More than 5 percent on Behalf of Another Person.    N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the
               Security Being Reported on By the Parent Holding
               Company.
                                                                 --------------

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9. Notice of Dissolution of Group.                                N/A

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:      06/10/99
       -----------------

                                                     BANK ONE CORPORATION

                                             By:     /s/ DAVID J. KUNDERT
                                                     David J. Kundert
                                                     EXECUTIVE VICE PRESIDENT